Wolters Kluwer
Health

File No. 82-2683



06012909

Contact Connie Hofmann
Director of Communications
Wolters Kluwer Health
+ 1 847 267 7153
connie.hofmann@wolterskluwer.com

Oya Yavuz
Vice President,
Investor Relations
Wolters Kluwer nv
+ 31 (0)20 6070 407
ir@wolterskluwer.com

Chief Marketing Officer
+ 1 312-506-1217
dan.michelson@allscripts.com

Wolters Kluwer Health and Allscripts Announce Alliance to Improve Physician Access to Clinical Information and Best Practice Guidelines

Collaboration to Create Content for Electronic Health Records will Enable Improved Clinical Interactions at the Point of Care

CONSHOHOCKEN, PA and CHICAGO (April 27, 2006) - Wolters Kluwer Health, a leading global provider of drug and medical information services and content to physicians, today announced a partnership with Allscripts (Nasdaq: MDRX), the leading provider of clinical software, connectivity and information solutions that physicians use to improve healthcare. This partnership joins Wolters Kluwer Health's industry-leading clinical content with Allscripts' penetration into the ambulatory physician market. Physicians will gain enhanced, customizable content that will greatly streamline their documentation process while enhancing the quality of patient care they provide. The alliance will provide physicians using Allscripts products access to pre-built templates for documenting patient care, including the latest scientific and clinical information about drug therapies, and evidence-based treatment guidelines to support clinical decisions.

"Physicians have come to appreciate and rely upon the electronic delivery of clinical information at the point of care," said Jeff McCaulley, President and CEO of Wolters Kluwer Health. "Our partnership with Allscripts extends our reach into this area and cements our position in the eHealthcare space. Together we've created an environment where physicians and patients both can benefit."

Wolters Kluwer Health plans to develop customizable documentation templates, order sets, care plans and best practices for use in the TouchWorks™ and Healthmatics® Electronic Health Record solutions, and other Allscripts applications. Physicians will be able to share in a library of templates appropriate to their area of specialty; pre-built templates for documenting patient care will include the latest scientific and clinical information about drug therapies, and evidence-based treatment guidelines to support clinical decisions.

"Integrating quality content that informs physicians and their patients is the next stage in the development of the Electronic Health Record, and this strategic agreement with Wolters Kluwer Health is all about taking that step," said Lee Shapiro, President of Allscripts. "Our mission is to provide just right, just-in-time information at the point of care to improve the quality of the clinical interactions that physicians have. The combination of Wolters Kluwer Health's clinical content and global presence, with our strength in delivering Electronic Health Record solutions to physicians will help support physicians in improving patient care."



This extension of the partnership between Wolters Kluwer Health and Allscripts follows a July 2004 strategic alliance between the two companies that gave physicians global access to the latest scientific and clinical information about new medical products and drug therapies.

About Wolters Kluwer Health

Wolters Kluwer Health is a leading provider of information for professionals and students in medicine, nursing, allied health, pharmacy and the pharmaceutical industry. Major brands include traditional publishers of medical and drug reference tools and textbooks, such as Lippincott Williams & Wilkins and Facts & Comparisons; electronic information providers, such as Ovid Technologies, Medi-Span and ProVation Medical; and pharmaceutical information providers Adis International and Source®. Wolters Kluwer Health is a division of Wolters Kluwer, a leading multi-national publisher and information services company with annual revenues (2005) of €3.4 billion and approximately 18,400 employees worldwide. Wolters Kluwer is headquartered in Amsterdam, the Netherlands. Its depositary receipts of shares are quoted on the Euronext Amsterdam (WKL) and are included in the AEX and Euronext 100 indices. For more information, see www.wolterskluwer.com or www.wkhealth.com

This press release contains forward-looking statements. These statements may be identified by words such as "expect", "should", "could", "shall", and similar expressions. These statements are subject to risks and uncertainties, and actual results and events could differ materially from what is contemplated by the forward-looking statements. Factors which could cause actual results to differ from these forward-looking statements may include, without limitation, general economic conditions, conditions in the markets in which Wolters Kluwer is engaged, behavior of customers, suppliers and competitors, technological developments, legal and regulatory rules affecting Wolters Kluwer's businesses and other risks and uncertainties regarding the timing and closing of the transactions described above, including the risk that the acquisition fails to close. In addition, financial risks, such as currency movements, interest rate fluctuations, liquidity and credit risks could influence future results. The foregoing list of factors should not be construed as exhaustive. Wolters Kluwer disclaims any intention or obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.

About Allscripts

Allscripts is the leading provider of clinical software, connectivity and information solutions that physicians use to improve healthcare. The Company's business groups provide unique solutions that inform, connect and transform healthcare. The Clinical Solutions Group's award-winning software applications include electronic health record, practice management, e-prescribing, document imaging, emergency department and care management solutions. Additionally, Allscripts provides clinical product education and connectivity solutions for physicians and patients through its Physicians Interactive™ Group and medication fulfillment services through its Medication Services Group. To learn more, visit Allscripts on the Web at www.allscripts.com.

This announcement may contain forward-looking statements about Allscripts Healthcare Solutions that involve risks and uncertainties. These statements are developed by combining currently available information with Allscripts beliefs and assumptions. Forward-looking statements do not guarantee future performance. Because Allscripts cannot predict all of the risks and uncertainties that may affect it, or control the ones it does predict, Allscripts' actual results may be materially different from the results expressed in its forward-looking statements. For a more complete discussion of the risks, uncertainties and assumptions that may affect Allscripts, see the Company's 2005 Annual Report on Form 10-K, available through the Web site maintained by the Securities and Exchange Commission at www.sec.gov.